Exhibit 99.1

Li-Cycle to Appoint Diane Pearse to Board of Directors

Seasoned executive will bring financial and operational expertise

Appointment will further enhance Board independence and gender diversity

Ms. Pearse to be appointed to Li-Cycle’s Audit Committee and Health, Safety, Environment & Sustainability Committee

TORONTO, Ontario (April 18, 2023) – Li-Cycle Holdings Corp. (NYSE: LICY) (“Li-Cycle” or the “Company”), an industry leader in lithium-ion battery resource recovery and the leading lithium-ion battery recycler in North America, today announced that Diane Pearse, an experienced C-Suite executive, corporate director and audit committee financial expert, is expected to be appointed to serve as an independent director on the Company’s Board of Directors (the “Board”), immediately following the Company’s 2023 Annual General Meeting of Shareholders to be held on April 27, 2023. The Board will then be comprised of nine directors, of whom two-thirds will be independent and one-third will be women. Ms. Pearse is expected to be appointed to the Company’s Audit Committee and Heath, Safety, Environment & Sustainability Committee.

Li-Cycle is committed to enhancing the balance of independence, diversity and skills of the Board. Ms. Pearse’s addition to the Board will bring audit committee financial expertise, increase the level of independence, and enable the Company to achieve its 30% target for gender diversity on the Board.

“We are excited to welcome Diane to the Board,” said Tim Johnston, Li-Cycle’s co-founder and Executive Chair. “She brings exceptional leadership, financial and operating skills, and we believe that her experience and insights will be a tremendous addition to the Li-Cycle Board as we continue to scale our Spoke & Hub network to serve our customers around the world.”

“I am looking forward to joining Li-Cycle’s Board and to working closely with the Company’s management team and Board members to help drive the acceleration of the global clean energy transition through Li-Cycle’s innovative Spoke & Hub network,” said Ms. Pearse.

Ms. Pearse currently serves on the board of MSA Safety, Inc. (NYSE: MSA), a manufacturer and supplier of safety products to protect workers and facility infrastructures in a variety of industries, and as a director of Basic American Foods, Inc., a privately held food manufacturing company. Ms. Pearse was previously a C-Suite executive, having held CEO, COO and CFO roles for several companies. She retired as CEO and President of Hickory Farms, LLC, a multi-channel food products retailer, in January 2022. Her other roles have included COO and Executive Vice

President of Finance for Garrett Brands, a privately-held consumer products company; Senior Vice President of Finance and Operations at Redbox Entertainment, Inc., a video entertainment and distribution company; and CFO of Crate and Barrel, a home furnishings retailer. Her financial expertise was developed through progressive roles within the finance functions of Amoco Corporation and BP, leading multinational oil and gas companies.

Ms. Pearse currently serves on the Dean’s Advisory Council for DePaul University’s Driehaus College of Business and on the board of directors of Uniting Voices Chicago, a not-for-profit organization that supports music education. Ms. Pearse was included in Crain’s 2019 Notable Women Executives over 50 and in Women Inc. Magazine’s 2019 Most Influential Corporate Directors. She is a member of The Chicago Network and a member of The Women Corporate Directors Foundation. Ms. Pearse graduated Bronze Tablet from the University of Illinois-Urbana with a B.S. in Accountancy, and obtained an M.B.A. in Finance, with honors, from DePaul University.

About Li-Cycle Holdings Corp.

Li-Cycle (NYSE: LICY) is on a mission to leverage its innovative Spoke & Hub Technologies™ to provide a customer-centric, end-of-life solution for lithium-ion batteries, while creating a secondary supply of critical battery materials. Lithium-ion rechargeable batteries are increasingly powering our world in automotive, energy storage, consumer electronics, and other industrial and household applications. The world needs improved technology and supply chain innovations to better manage battery manufacturing waste and end-of-life batteries and to meet the rapidly growing demand for critical and scarce battery-grade raw materials through a closed-loop solution. For more information, visit https://li-cycle.com/.

Contacts

Investor Relations

Nahla A. Azmy

Sheldon D’souza

investors@li-cycle.com

Media

Louie Diaz

media@li-cycle.com

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this press release may be considered “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended, Section 21 of the U.S. Securities Exchange Act of 1934, as amended, and applicable Canadian securities laws. Forward-looking statements may generally be identified by the use of words such as “believe”, “may”, “will”, “continue”, “anticipate”, “intend”, “expect”, “should”, “would”, “could”, “plan”, “potential”, “future”, “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. Forward-looking statements in this press release include but are not limited to statements about: the expected appointment of Diane Pearse to serve as an independent director on Li-Cycle’s Board of Directors; Ms. Pearse’s expected appointment to the Company’s Audit Committee and Heath, Safety, Environment & Sustainability Committee; the skills and experience of Li-Cycle’s Board of Directors; and Li-Cycle’s ability to continue to scale its Spoke & Hub network to serve its customers. These statements are based on various assumptions, whether or not identified in this press release, made by Li-Cycle management, including but not limited to assumptions regarding the timing, scope and cost of Li-Cycle projects; the processing capacity and production of Li-Cycle facilities; Li-Cycle’s ability to source feedstock and manage supply chain risk; Li-Cycle’s ability to increase recycling capacity and efficiency; Li-Cycle’s ability to obtain financing on acceptable terms; Li-Cycle’s ability to obtain $375 million loan from the U.S. Department of Energy’s Advanced Technology Vehicles Manufacturing program; Li-Cycle’s ability to retain and hire key personnel and maintain relationships with customers, suppliers and other business partners; expected regulatory processes and outcomes in connection with Li-Cycle’s business; general economic conditions; currency exchange and interest rates; compensation costs; and inflation. There can be no assurance that such assumptions will prove to be correct and, as a result, actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements.

Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Li-Cycle and are not guarantees of future performance. Li-Cycle believes that these risks and uncertainties include, but are not limited to, the following: Li-Cycle’s inability to economically and efficiently source, recover and recycle lithium-ion batteries and lithium-ion battery manufacturing scrap, as well as third party black mass, and to meet the market demand for an environmentally sound, closed-loop solution for manufacturing waste and end-of-life lithium-ion batteries; Li-Cycle’s inability to successfully implement its global growth strategy, on a timely basis or at all; Li-Cycle’s inability to manage future global growth effectively; Li-Cycle’s inability to develop the Rochester Hub and its Spoke network in a timely manner or on budget or that those projects will not meet expectations with respect to their productivity or the specifications of their end products; Li-Cycle’s failure to materially increase recycling capacity and efficiency; Li-Cycle may engage in strategic transactions, including acquisitions, that could disrupt its business, cause dilution to its shareholders, reduce its financial resources, result in incurrence of debt, or prove not to be successful; one or more of Li-Cycle’s current or future facilities becoming inoperative, capacity constrained or if its operations are disrupted; additional funds required to meet Li-Cycle’s capital requirements in the future not being available to Li-Cycle on commercially reasonable terms or at all when it needs them; Li-Cycle expects to incur significant expenses and may not achieve or sustain profitability; problems with the handling of lithium-ion battery cells that result in less usage of lithium-ion batteries or affect Li-Cycle’s operations; Li-Cycle’s inability to maintain and increase feedstock supply commitments as well as securing new customers and off-take agreements; a decline in the adoption rate of EVs, or a decline in the support by governments for “green” energy technologies; decreases in benchmark prices for the metals contained in Li-Cycle’s products; changes in the volume or composition of feedstock materials processed at Li-Cycle’s facilities; the development of an alternative chemical make-up of lithium-ion batteries or battery alternatives; Li-Cycle’s revenues for the Rochester Hub are derived significantly from a single customer; Li-Cycle’s insurance may not cover all liabilities and damages; Li-Cycle’s heavy reliance on the experience and expertise of its management; Li-Cycle’s reliance on third-party consultants for its regulatory compliance; Li-Cycle’s inability to complete its recycling processes as quickly as customers may require; Li-Cycle being subject to the risk of litigation or regulatory proceedings; Li-Cycle’s inability to compete successfully; increases in income tax rates, changes in income tax laws or disagreements with tax authorities; significant variance in Li-Cycle’s operating and financial results from period to period due to fluctuations in its operating costs and other factors; fluctuations in foreign currency exchange rates which could result in declines in reported sales and net earnings; unfavourable economic conditions, such as consequences of the global COVID-19 pandemic; natural disasters, unusually adverse weather, epidemic or pandemic outbreaks, cyber incidents, boycotts and geo-political events; failure to protect or enforce Li-Cycle’s intellectual property; Li-Cycle may be subject to intellectual property rights claims by third parties; Li-Cycle’s failure to effectively remediate the material weaknesses in its internal control over financial reporting that it has identified or if it fails to develop and maintain a proper and effective internal control over financial reporting.

These and other risks and uncertainties related to Li-Cycle’s business and the assumptions on which the forward-looking information is based are described in greater detail in the sections entitled “Item 3D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects—Key Factors Affecting Li-Cycle’s Performance” and elsewhere in its Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and the Ontario Securities Commission in Canada on February 6, 2023.

Li-Cycle assumes no obligation to update or revise any forward-looking statements, except as required by applicable law. These forward-looking statements should not be relied upon as representing Li-Cycle’s assessment as of any date subsequent to the date of this press release.

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